Exhibit (a)(1)(D)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any Shares (as defined below). The Offer (as defined below) is made solely by the Offer Document published February 2, 2004 and is being made to all holders of Shares. The Offer is being made pursuant to the German
Securities Acquisition and Takeover Act and applicable U.S. securities laws, and the Bidder (as defined below) does not assume any responsibility for making any further announcement or registrations or for obtaining further licenses or approvals in respect of the Offer outside of Germany and the U.S. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Bidder by Deutsche Bank Securities Inc., the Dealer Manager for the Offer,
or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Registered Ordinary Shares
With No Par Value
of

Celanese AG
at
EUR 32.50 Per Share
by
BCP Crystal Acquisition GmbH & Co. KG
an indirect wholly-owned subsidiary of
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.

     BCP Crystal Acquisition GmbH & Co. KG, a limited partnership organized under the laws of the Federal Republic of Germany (the “Bidder”) is offering (together with any amendments or supplements to such offer, the “Offer”) to purchase all of the outstanding registered ordinary shares, no par value (the “Shares”) of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany (the “Company”), at a price of EUR 32.50 per Share in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer Document published February 2, 2004 (the “Offer Document”).

THE ACCEPTANCE PERIOD AND THE TIME PERIOD TO EXERCISE WITHDRAWAL RIGHTS WILL EXPIRE ON MONDAY, MARCH 15, 2004, 24:00H CENTRAL EUROPEAN TIME, 6:00 P.M. NEW YORK CITY TIME, UNLESS THE ACCEPTANCE PERIOD IS EXTENDED.

     The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the end of the Acceptance Period a number of Shares that constitutes at least eighty-five percent (85%) of the total number of outstanding Shares (excluding treasury shares held by the Company, enterprises controlled or majority owned by the Company or parties acting for the account of the Company) and (2) the receipt of approvals by, or the expiration or termination of applicable waiting periods imposed by, applicable antitrust authorities in the European Union, the U.S., Canada and the Czech Republic. The Offer is also subject to other terms and conditions set forth in the Offer Document. See Section V.4 (“The Offer – Conditions”) of the Offer Document.
      The Company’s management board has confirmed that it will publicly support the Offer, assuming the Offer Document meets the terms and conditions proposed by the Bidder to the Company. The Bidder believes the Offer Document meets these terms and conditions.
      The Bidder is offering to pay the Offer Price of EUR 32.50 per Share in cash, without interest thereon. Pursuant to an agreement between The Depository Trust Company (“DTC”), the registered holder of the Shares held in book-entry form through the DTC booking system, and Mellon Investor Services LLC, the North American depositary for the Offer (the “North American Depositary”), all shareholders whose Shares are held in book-entry form within the DTC booking system will receive the Offer Price in U.S. dollars at the Euro/U.S. Dollar WM/Reuters closing spot rate, as published by WM/Reuters, on the business day preceding the day on which the Bidder makes funds available to the North American Depositary in respect of payment for such tendered Shares. Shareholders whose Shares are held in book-entry form through the DTC booking system and who prefer to receive payment in Euros must arrange for the transfer of their Shares to the Clearstream Banking AG settlement system. In addition, shareholders whose Shares are held in book-entry form through the Clearstream Banking AG booking system and who prefer to receive payment in U.S. dollars may do so by arranging for the transfer of their Shares to the DTC booking system. Shareholders wishing to make these transfers should call their custodian institution, financial services institution, bank, broker or other nominee. Shareholders who hold their Shares in certificated form in the North American Registry of the Company will receive the offer price in U.S. dollars at the exchange rate described above, unless they elect on the Letter of Transmittal to receive the Offer Price in Euros. A shareholder who holds Shares in certificated form in the North American Registry may elect to receive Euros instead of U.S. dollars only in respect of all such Shares held in certificated form in the North American Registry, and may not elect to receive Euros in respect of only a portion of such Shares.
      As of January 28, 2004, EUR 32.50 equaled $40.98 based on the Euro/U.S. Dollar WM/Reuters closing spot rate. The actual amount of U.S. dollars received by shareholders that receive U.S. dollars will depend upon the Euro/U.S. Dollar WM/Reuters closing spot rate on the business day preceding the day on which funds are made available by the Bidder to the North American Depositary in respect of payment for such tendered North American Shares. Shareholders whose Shares are held in book-entry form through the DTC booking system and shareholders who hold their Shares in certificated form in the North American Registry and who do not elect on the Letter of Transmittal to receive the Offer Price in Euros should be aware that the Euro/U.S. dollar exchange rate which is prevailing at the date on which such shareholders tender their Shares may be different from the rate prevailing on the business day preceding the day on which funds are made available by the Bidder to the North American Depositary for payment in respect of such tendered Shares. In all cases, shareholders receiving the Offer Price in U.S. dollars will bear the risk of fluctuations in the Euro/U.S. dollar exchange rate.
      The period during which the Offer may be accepted (together with any extensions thereof, the “Acceptance Period”) will begin on February 2, 2004 and will end on Monday, March 15, 2004 at 24:00h Central European Time/6:00 p.m. New York City time, unless the Acceptance Period is extended. In accordance with applicable German law, the Acceptance Period may be extended in the following circumstances: (1) upon the publication of an amendment of the Offer within two weeks of the scheduled expiration of the Acceptance Period, in which case the Acceptance Period will be extended by two weeks from the date of such scheduled expiration, (2) if a third party makes a public cash offer or an exchange offer for the acquisition of Shares and the Acceptance Period would otherwise have expired before the expiration of the acceptance period of such competing offer, in which case the Acceptance Period will be automatically extended so that it expires at the same time as the acceptance period of such competing offer and (3) if, after the publication of the Offer Document, a shareholders’ meeting of Celanese AG is convened in connection with the Offer, in which event the Acceptance Period will end upon the expiration of ten weeks from the publication of the Offer Document. In accordance with U.S. law, if the Bidder makes a material change in the information concerning this Offer, the Bidder will, if such extension is permitted under German law, extend this Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the U.S. Securities Exchange Act of 1934, as amended. If during the last two weeks of the Acceptance Period, the Bidder were required under U.S. law to extend the Acceptance Period under circumstances where it might not be permitted to do so under German law, the Bidder would seek relief from the U.S. Securities and Exchange Commission to reconcile such conflict, although it can provide no assurance that such relief would be forthcoming. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares. Any such extension will be published in accordance with German law and will also be announced by press release in the U.S., which will be made no later than 9:00 a.m., New York City time, on the U.S. business day following the scheduled expiration of the acceptance period.
      If, at the expiration of the Acceptance Period, all conditions to the Offer have been either satisfied or waived by the Bidder, the Bidder will provide for a subsequent acceptance period (the “Subsequent Acceptance Period”) of two weeks from the date of the publication of the results of the Offer in accordance with applicable German law. During the Subsequent Acceptance Period, shareholders who did not tender their Shares during the Acceptance Period may tender their Shares and be entitled to receive the same offer price offered during the Acceptance Period in accordance with the terms and conditions set forth in the Offer Document, payable in certain cases in U.S. dollars, as described above. Shares tendered during the Subsequent Acceptance Period may not be withdrawn.
      Procedures for tendering and withdrawing Shares and for the payment for validly tendered Shares will vary depending on whether Shares are (i) held in the booking system of Clearstream AG (such Shares, “German Shares”) or (ii) in the DTC booking system or in certificated form listed in the North American Registry of the Company (such Shares, “North American Shares”).
      Shareholders that hold German Shares may accept the Offer by delivering a notice of acceptance within the Acceptance Period to the custodian credit institution or financial services institution (each such institution, in its capacity as the holder of German Shares for the account of shareholders of the Company, a “Custodian Institution”) that holds their Shares. Shareholders holding German Shares through a Custodian Institution may obtain the appropriate notice of acceptance from that Custodian Institution. The notice of acceptance will only be valid if Clearstream Banking AG has performed the book-entry transfers of the respective German Shares in a timely manner to the appropriate securities identification number for tendered Shares. The Custodian Institution will arrange for the book-entry transfers to be performed after receipt of the notice of acceptance. If the notice of acceptance is given to the Custodian Institution within the Acceptance Period, the book-entry transfers of the German Shares will be deemed to have been duly effected if the book-entry transfers have been effected by the second banking day after the expiration of the Acceptance Period at the latest.
      Shareholders that hold North American Shares may accept the Offer by timely delivering to the North American Depositary (1) certificates for such North American Shares or timely confirmation of a book-entry transfer of such Shares into the North American Depositary’s account at the DTC, (2) a properly completed and duly executed Letter of Transmittal, or an Agent’s Message (as defined in the Offer Document) in connection with a book-entry transfer of Shares and (3) any other documents required by the Letter of Transmittal.
      For purposes of the Offer, the Bidder will be deemed to have accepted for payment tendered Shares when, as and if the Bidder gives oral or written notice to the North American Depositary. The Bidder will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the North American Depositary or Deutsche Bank AG, the international settlement agent, as applicable. The North American Depositary and Deutsche Bank AG, as the international settlement agent, will act as agents, with respect to payment, for the shareholders tendering Shares. Payment for Shares validly tendered during the Acceptance Period will be made within three to seven German banking days following the expiration of the Acceptance Period, and payment for Shares validly tendered during the Subsequent Acceptance Period will be made within three to seven German banking days following the expiration of the Subsequent Acceptance Period. Under no circumstances will interest be paid on the purchase price for Shares pursuant to the Offer regardless of any delay in making such payment.
      Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the end of the Acceptance Period. In addition, unless we receive requested relief on this point from the SEC, if on or after April 1, 2004 the Acceptance Period has expired but the Bidder has not yet determined and published whether all conditions to the Offer that had not been previously waived have been satisfied and so has not yet accepted the tendered Shares for payment, shareholders may withdraw tendered Shares at any time thereafter until the Bidder has made such publication and does thereby accept the tendered Shares for payment. For a withdrawal of German Shares to be effective, a shareholder must deliver a notice of withdrawal to the applicable Custodian Institution, containing the information required by the applicable Custodian Institution, while such shareholder still has the right to withdraw its German Shares. The withdrawal will become effective if the applicable Custodian Institution has effected with Clearstream Banking AG a timely book-entry re-transfer of the tendered German Shares, which re-transfer shall be deemed to have been carried out in time if it has been effected by 17:30h Central European Time on the second banking day following the end of the Acceptance Period. For a withdrawal of a tender of North American Shares to be effective, a written notice of withdrawal must be timely received by the North American Depositary at one of its addresses set forth on the back cover page of the Offer Document. Any such notice of withdrawal must specify the name of the person who tendered the North American Shares to be withdrawn, the number of North American Shares to be withdrawn and the name of the registered holder of such shares, if different from that of the person who tendered such North American Shares. If certificates evidencing North American Shares to be withdrawn have been delivered or otherwise identified to the North American Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the North American Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such North American Shares have been tendered for the account of an Eligible Institution. If North American Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section V.5(c), “The Offer—Acceptance and Execution of the Offer; Procedures for Tendering Celanese Shares—Procedures Applicable to North American Shares” of the Offer Document, any notice of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn North American Shares or must otherwise comply with the DTC’s procedures. Withdrawals of previously tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, a shareholder may accept the Offer again by re-tendering his Shares by following the acceptance procedures described in the Offer Document at any time before the expiration of the Acceptance Period. Shares tendered during the Subsequent Acceptance Period may not be withdrawn.
      The receipt of cash in the Offer in exchange for Shares will be a taxable transaction for U.S. federal income tax purposes, and may be a taxable transaction for German income tax purposes and under other applicable state, local or foreign income or other tax laws. Shareholders should consult their tax advisors about the particular effect the acceptance of the Offer will have on them. For more information on the U.S. federal income tax and German income tax consequences of accepting the Offer, see Section XII, “Certain German and U.S. Federal Income Tax Consequences” of the Offer Document. The Offer Document also includes important information about the Bidder’s intentions with respect to the Company if the Offer is successful. Shareholders are urged to review that information carefully as it may affect their decision as to whether or not to tender their Shares.
     The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer Document and is incorporated herein by reference.
      The Bidder has made a request to the Company pursuant to Rule 14d-5 under the Securities Exchange Act of 1934, as amended, for the use of the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to shareholders. If such stockholder list and security position listings are provided to the Bidder, the Bidder will mail the Offer Document, the related Letter of Transmittal (where applicable) and other relevant documents to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing. If such stockholder list and security position listings are not provided to the Bidder, the Bidder will deliver such materials to the Company for distribution in accordance with applicable law.
      The Offer Document and, where applicable, the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.
      Questions and requests for assistance or copies of the Offer Document, the Letter of Transmittal (where applicable) and other tender offer documents may be directed to the Information Agent, whose contact information is set forth below, and copies will be furnished promptly at the Bidder’s expense.
      Tendering shareholders who own their Shares through a Custodian Institution, broker, dealer, commercial bank, or other nominee, and whose Custodian Institution, broker, dealer, commercial bank, or other nominee tenders Shares on such shareholder’s behalf, may be charged a fee by such Custodian Institution, broker, dealer, commercial bank, or other nominee for doing so. German Custodian Institutions that hold Shares for the account of shareholders will not charge such fees. Shareholders who hold their Shares in certificated form in the North American Registry of the Company and tender their Shares directly to the North American Depositary in the Offer will not have to pay brokerage fees or similar expenses. Any non-German stock exchange, turnover tax or stamp duties which may be incurred as a result of the tender of Shares by a shareholder will have to be borne by such shareholder.

The Information Agent for the Offer is:

Innisfree (Logo)

501 Madison Avenue, 20th Floor
New York, New York 10022
00-800-7710-9970 (toll-free in Germany)
00-800-7710-9971 (toll-free in the EU)
1-877-750-5836 (toll-free in the U.S. and Canada)
+1-646-822-7403 (all others, call collect)

The Dealer Manager for the Offer is:

Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

February 2, 2004